                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                         REGENERON PHARMACEUTICALS, INC.
                                 (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   00075886F1
                                  (CUSIP Number)

                                             with a copy to:
     George A. Vandeman, Esq.                Michael W. Sturrock, Esq.
     Senior Vice President,                  Latham & Watkins
     General Counsel and Secretary           633 West Fifth Street
     Amgen Inc.                              Suite 4000
     Amgen Center                            Los Angeles, California  90071
     1840 DeHavilland Drive                  (213) 485-1234
     Thousand Oaks, CA  91320-1789
     (805) 447-1000

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 5, 1995
                      (Date of Event which Requires Filing
                               of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


  CUSIP No. 00075886F1                        Page 2 of 5 Pages

--------------------------------------------------------------------------------
     1   NAME OF PERSON
           AMGEN INC.
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*   (a)     / /
                                                           (b)     / /
--------------------------------------------------------------------------------
     3   SEC USE ONLY
--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
           WC
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           / /
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                            1,308,766
--------------------------------------------------------------------------------
 NUMBER OF SHARES    8    SHARED VOTING POWER
 BENEFICIALLY               N/A
 OWNED BY EACH     -------------------------------------------------------------
 REPORTING PERSON    9    SOLE DISPOSITIVE POWER
 WITH                       1,308,766
                   -------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                            N/A
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
           1,308,766
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             / /
         EXCLUDES CERTAIN SHARES*
           N/A
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.6%
--------------------------------------------------------------------------------
    14   TYPE OF PERSON REPORTING*
           CO
--------------------------------------------------------------------------------
                * SEE INSTRUCTIONS BEFORE FILLING OUT

          This Amendment No. 2 to Schedule 13D is being filed by Amgen Inc., a Delaware corporation (the "Reporting Person"), to amend the Schedule 13D filed on July 26, 1995, as amended by Amendment No. 1 filed on September 25, 1995 (the "Schedule 13D"), relating to the common stock, $.001 par value per share (the "Common Stock") of Regeneron Pharmaceuticals, Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning assigned to them in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 to Schedule 13D is hereby amended and supplemented to add the following information:

          The source of the $2,495,314 used for the Reporting Person's purchases (as described in Item 5(c) below) of 225,000 shares of Common Stock was the working capital of the Reporting Person.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 to Schedule 13D is hereby amended and supplemented to add the following information:

          The Reporting Person acquired the 225,000 shares of Common Stock for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Paragraphs (a) through (e) of Item 5 to Schedule 13D are hereby amended and restated in their entirety as follows:

          (a) As of the close of business on December 5, 1995, the Reporting Person beneficially owned 1,308,766 shares of Common Stock (which includes 788,766 shares of Common Stock issuable if and when the shares of Class A Stock are converted into shares of Common Stock). Such shares of Common Stock constitute approximately 7.6% of the total number of shares of Common Stock outstanding as of December 5, 1995, assuming the conversion of the shares of Class A Stock beneficially owned by the Reporting Person into shares of Common Stock, and based upon 16,445,931 shares of Common Stock outstanding as of November 9, 1995 as set forth in the Issuer's Form 10-C filed with the Securities and Exchange Commission on November 15, 1995.

          (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Shares beneficially owned by the Reporting Person.

          (c) The following chart sets forth the transactions in the Common Stock effected by the Reporting Person during the past 60 days.



                               PAGE 3 OF 5 PAGES

                                                     Average Price Paid Per Share
                                                     ----------------------------
                           Number Of Shares Of          Excluding     Including     Type Of
  Purchaser     Date      Common Stock Acquired        Commissions   Commissions   Purchase     Broker
 ---------     ----      ---------------------      -------------- -------------  --------     ------
 The          11/9/95            50,000                  $10.3438     $10.3938       Open       CS First
 Reporting                                                                          market      Boston
 Person                                                                                         Corporation

 The          11/10/95          110,000                  $10.3750     $10.4250       Open       CS First
 Reporting                                                                          market      Boston
 Person                                                                                         Corporation

 The          12/5/95            65,000                  $12.7019     $12.7519      Open        CS First
 Reporting                                                                         market       Boston
 Person                                                                                         Corporation


                           ---------------------
                                225,000                  $11.0403     $11.0903

                          ---------------------
                          ---------------------

          (d)  Not applicable.

          (e)  Not applicable.



                                PAGE 4 OF 5 PAGES

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.


                              AMGEN INC.



                              By:  \s\ George A. Vandeman
                                    ---------------------------------------
                                    Name:    George A. Vandeman
                                    Title:   Senior Vice President, General
                                             Counsel and Secretary









Dated:  December 6, 1995




                                 Page 5 of 5 Pages